Brookfield Power Completes Acquisition of Two Hydroelectric
Generating Stations in Maine

Gatineau, Quebec, June 8, 2006 - Brookfield Power today announced completion of the acquisition of two hydroelectric generating facilities from Rumford Falls Power Company, for US$144 million in cash.

This acquisition includes two hydroelectric generating stations located on the Androscoggin River in Maine. These run-of-the-river facilities have a combined generating capacity of almost 40 megawatts (MW), capable of producing on average 274 gigawatt hours of electricity annually that will be sold into the New England wholesale market.

“This acquisition fits well with Brookfield Power’s strategy of owning and operating low cost, long-life, renewable assets,” said Harry Goldgut, Co-Chairman and Chief Executive Officer of Brookfield Power. “The addition of these facilities to our portfolio strengthens our presence in the Northeast to 123 generating facilities.”

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About Brookfield Power
Brookfield Power comprises the power generating, transmission, distribution and marketing operations of Brookfield Asset Management. Brookfield Power has developed and successfully operated hydroelectric power facilities, primarily in North America, for almost 100 years. Brookfield Power’s portfolio comprises almost 3,500 megawatts of capacity and includes 137 hydroelectric power generating stations located on 48 river systems, 2 co-generation facilities and transmission and distribution assets, principally in the northeast North America. (See www.brookfieldpower.com for more details). Brookfield Asset Management Inc. is an asset manager. Focused on property, power and infrastructure assets, the company has approximately US$50 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM. (See www.brookfield.com for more details).

Brookfield Power
Shelley Moorhead
Director, Corporate Communications & Investor Relations
Tel: (819) 561-8072
Email: shelley.moorhead@brookfieldpower.com

Forward Looking Statement
This news release contains forward looking information, including “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words, “strengthens”, “capable”, and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Although Brookfield Power, a wholly owned subsidiary of Brookfield Asset Management (“Brookfield”), believes that the anticipated future achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results or achievements of the company to differ materially from those that are expressed or implied by such forward-looking statements and information. Factors that could cause actual achievements to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; interest; availability of equity and debt financing; the ability to effectively acquire high quality assets for value and integrate acquisitions into existing operations; continued demand by institutional investors for Brookfield’s asset classes; recognition in the capital markets of Brookfield’s value as an asset manager relative to comparative asset managers; equipment failures,and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business Environment and Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.